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Exhibit 21.1

COSTCO WHOLESALE CORPORATION
SUBSIDIARIES

Subsidiaries	State or Other Jurisdiction of Incorporation or Organization	Name under Which Subsidiary Does Business
Costco Wholesale Canada Ltd.	Canadian Federal	Costco Wholesale Canada, Ltd., Costco Wholesale
Costco Canada Inc.	Canadian Federal	Costco Canada Inc., Price Costco, Costco
Price Costco Canada Holdings Inc.	Canadian Federal	Price Costco Canada Holdings Inc.
Costco Insurance Agency, Inc.	Washington	Costco Insurance Agency, Inc.
NW Re Ltd.	Bermuda	NW Re Ltd.

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COSTCO WHOLESALE CORPORATION SUBSIDIARIES